Exhibit 99.1

Eco Wave Power Completes Feasibility Study for Wave Energy Project at Port of

Ngqura, South Africa, with Encouraging Results

Stockholm, Sweden – (Newsfile Corp. – February 17, 2026) – Eco Wave Power Global AB (publ) (NASDAQ: WAVE) (“Eco Wave Power” or the “Company”), a leading onshore wave energy technology company, today announced the successful completion of a feasibility study for a potential wave energy power station at the Port of Ngqura, South Africa.

The feasibility study, conducted in collaboration with Africa Great Future Development Ltd (AGFDL), delivered encouraging results, indicating the technical potential to deploy approximately 8.3 MW of installed wave energy capacity along the port’s breakwater infrastructure, subject to further development and permitting assessments.

The study assessed site conditions, wave resource availability, and preliminary system configuration. The findings support the port’s suitability for onshore wave energy implementation and highlight the opportunity to integrate wave energy generation using existing coastal structures.

Following completion of the feasibility phase, AGFDL will now review the study results in detail, after which the parties will jointly evaluate potential next steps, including project structuring, regulatory pathways, and development timelines.

“This feasibility study marks an important milestone in our entry into the African market,” said Inna Braverman, Founder and CEO of Eco Wave Power. “The results demonstrate meaningful potential at the Port of Ngqura, and we look forward to working closely with our partners to assess how this project could progress in a responsible and commercially viable manner and becoming the first wave power station on the continent of Africa.”

South Africa continues to face structural energy supply challenges, with a strong need for clean, reliable, and locally generated power. With more than 2,800 kilometers of coastline, the country offers significant long-term potential for wave energy as part of a diversified renewable energy mix.

“This study provides a solid technical foundation for further discussions,” said Wilfred Emmanuel-Gottlieb, CEO of AGFDL. “We will now carefully evaluate the results and, together with Eco Wave Power, determine the most appropriate path forward.”

The Port of Ngqura, located in South Africa’s Eastern Cape Province and operated by Transnet National Ports Authority, is one of the country’s most strategic deep-water ports and is adjacent to the Coega Special Economic Zone. The Company believes the port’s exposed breakwater and existing marine infrastructure make it a strong candidate for the first onshore wave energy deployment. AGFDL has since commenced discussions with the Leadership at East London assessing suitable locations for a site to deploy the second wave energy power station in the country.

The South Africa feasibility study further strengthens Eco Wave Power’s growing international project pipeline. The Company currently operates a grid-connected wave energy power station in Jaffa Port, Israel, and is advancing projects in the United States, Portugal, Taiwan, and India.

About Eco Wave Power Global AB (publ)

Eco Wave Power Global (NASDAQ: WAVE) is a pioneering onshore wave energy company that transforms the power of ocean and sea waves into clean, reliable, and cost-efficient electricity through its patented, intelligent technology.

With a mission to accelerate the global transition to renewable energy, Eco Wave Power developed and operates Israel’s first grid-connected wave energy power station, recognized as a ”Pioneering Technology” by the Israeli Ministry of Energy and co-funded by EDF Renewables IL. In the United States, the company recently launched the first-ever onshore wave energy pilot station at the Port of Los Angeles, in collaboration with Shell Marine Renewable Energy (Shell MRE).

Eco Wave Power is expanding rapidly worldwide, with upcoming projects in Portugal, Taiwan, and India, representing a robust project pipeline of 404.7 MW under development. The company has received international recognition and support from organizations including the European Union Regional Development Fund, Innovate UK, and the EU Horizon 2020 program, and was honored with the United Nations Global Climate Action Award.

Eco Wave Power’s American Depositary Shares (ADSs) are traded on the Nasdaq Capital Market under the ticker symbol ”WAVE.”

For more information, please visit www.ecowavepower.com.

Note: Information available on or through the websites mentioned herein does not form part of this press release.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, the Company is using forward-looking statements in this press release when it discusses the expectation that the completion of the feasibility study indicates the technical potential to deploy approximately 8.3 MW of installed wave energy capacity along the Port of Ngqura’s breakwater infrastructure and the Company’s belief that the port’s exposed breakwater and existing marine infrastructure make it a strong candidate for the first onshore wave energy deployment. Forward-looking statements can be identified by words such as: “anticipate,” “intend,” “plan,” “goal,” “seek,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” “may,” “should,” “will”, or variations of such words, and similar references to future periods. These forward-looking statements and their implications are neither historical facts nor assurances of future performance and are based on the current expectations of the management of Eco Wave Power and are subject to a number of factors, uncertainties and changes in circumstances that are difficult to predict and may be outside of Eco Wave Power’s control that could cause actual results to differ materially from those described in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Except as otherwise required by law, Eco Wave Power undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting Eco Wave Power is contained under the heading “Risk Factors” in Eco Wave Power’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024 filed with the SEC on March 3, 2025, which is available on the on the SEC’s website, www.sec.gov, and other documents filed or furnished to the SEC. Any forward-looking statement made in this press release speaks only as of the date hereof. References and links to websites have been provided as a convenience and the information contained on such websites is not incorporated by reference into this press release.